January 16, 2009

Mail Stop 4561

Thomas E. Hassey
Chairman
United Business Holdings, Inc.
4380 La Jolla Village Drive, Suites 110 and 120
San Diego, California 92122

>   **Re: United Business Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 15, 2008**
>   **File No. 333-153924**

Dear Mr. Hassey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the staff does not have the ability to withdraw or replace exhibits on Edgar; the former exhibits will remain on the system unless you formally withdraw the entire filing and refile.

2.   Please note in future correspondence to the staff that providing page numbers in connection with revised disclosure greatly facilitates the staff's review.

3.   It appears that you have filed undated forms without signatures for several of your exhibits in place of actual agreements. Please refile these exhibits.

4.   We note that you disclose your line of credit matured on January 2, 2009; please disclose the details of any extension or new line of credit you may have obtained.

5.   Please include the information required by Item 404 of Regulation S-K, including 404(c).

Summary, page 1

6.   Please revise the Summary to reflect your business model and this offering rather than future offerings. For example, you discuss your intention to engage in future offerings in order to form banks in Arizona and Texas but these plans appear to be outside the scope of this offering.

7.   You repeatedly describe "local ownership and control" as an advantage you will have over Regional banks; however, as a publicly owned Nevada corporation, it is not clear how you will have this advantage.

Demographics, page 3

8.   Please disclose all sources for data disclosed in this section. In addition, given the significant change in the overall economy, please update your disclosure to provide more recent data than 2006.

Executive Officers and Directors, page 5

9.   We note that you disclose the percentage ownership of the Directors, Founders and Executive Officers as 26.44% on page 5, 27.07% on page 17, and then 36.82% (including the Organizers) on page 68. Please be consistent in your disclosure.

Philosophy and Strategy

10.   We note the risk factors you have included relate to a downturn in the economy, low interest rates, and a tightening real estate and credit market and yet these conditions currently exist in your market area. Please address more fully how you intend to be successful in this economic environment.

Risk Factors, general

11.   We note that the warrants you intend to issue become exercisable immediately after you open the California Bank for business; if appropriate, please include a risk factor which contemplates warrant holders redeeming en masse before you have established your business.

12.   We note your response to our former comment 5; however, you continue to use language such as "there is no guarantee"; "we cannot guarantee"; and "we cannot forecast with

certainty." Therefore, we reissue comment 5 in its entirety:

The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you cannot assure that you will be able to satisfy all of the conditions imposed by the regulators in connection with their approvals. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The California Bank must satisfy certain conditions following approval of its regulatory applications before opening for business, page 11

13. The headings for your risk factors should state the risks to investors; not statements of fact. Similarly, it is not clear from your disclosure why you consider this particular risk material. Please revise your disclosure to discuss each risk fully.

An economic downturn, especially one affecting out primary service area, may have an adverse effect on our financial performance, page 13

14. Given the overall downturn in the economy currently, please disclose how you have determined this is a potential material risk and not something with which you are currently faced.

Management

15. We note that you have included Organizers and Founders in the management section in addition to Directors and Executive Officers; please explain what role the Organizers and Founders will play in the management structure of the Company.

16. In your response to our former comment 9, you disclose that Mr. Adkins will be the EVP and CFO for the Company and Mr. Hassey will be the Chief Executive Officer; please direct the staff as to where this information is disclosed.

17. We note your response to our former comment 10; however, you have not specifically disclosed the business experience of directors and executive officers for the past five years (for example: Ms. Brassfield, Ms. Davis, Ms. Mahdavi, Mr. McLaurin, and Mr. Moeller).

Background of Organizers, Founders, Directors, and Executive Officers, page 41

18.   In accordance with Item 401(e) of Regulation S-K, please revise the disclosure in this section to specifically address the business experience during the past 5 years of each director.

19.   We note that Mr. Adkins left Neighborhood National Bank in 2007 to participate in the establishment of Broadway Federal Bank but prior to joining Neighborhood National Bank he worked at Broadway Federal for eight years. Please clarify this disclosure.

Employment Agreements, page 63

20.   Please clarify that these agreements pertain to employment with the Bank and not the Company.

Exhibit 5.1; Legality Opinion

21.   The first paragraph on page 2 is inappropriate and should be deleted.

22.   Please provide an enforceability opinion with regard to both classes of warrants stating that they are valid and binding obligations of the Company. In addition, please remove the second assumption in the second paragraph of page 2; this is a legal conclusion.

23.   Please include an opinion that the shares issued in connection with the offering are fully paid and non-assessable.

24.   Assumption (ii) in the opinion paragraph is inappropriate and should be deleted.

25.   We note that you have opined as to the laws of Texas when the Company is incorporated in Nevada and Warrant Agreements are both governed by Nevada law; please revise to provide an opinion for the appropriate jurisdiction.

26.   In the last paragraph on page 3, you assume no obligation to update your opinion; please give your opinion as of the date of effectiveness of the registration statement or represent to the staff that you intend to file it immediately prior to effectiveness.

27.   Please remove the last sentence of your opinion; you can limit your opinion as to scope but not as to person upon which can rely.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: By fax: (214) 880-0011
        Pam Gates O'Quinn
        Hunton & Williams LLP